December 14, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:	Xerium Technologies, Inc.
Registration Statement on Form S-4 (File No. 333-214924)
Filed December 6, 2016

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Xerium Technologies, Inc. (the “Registrant”) hereby requests, that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that it will become effective as of 9:00 a.m. EDT on December 15, 2016, or as soon thereafter as practicable.

The Registrant acknowledges that:

●	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	the Registrant may not assert Staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Shaun Klein of Dentons US LLP at (602) 508 3908 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

XERIUM TECHNOLOGIES, INC.

/s/ Clifford E. Pietrafitta
Clifford E. Pietrafitta
Chief Financial Officer